UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of PDMRs' Interests

Long-Term Incentive Plan ("LTIP") - 2014 Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP" ). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2009

Under the terms of the LTIP, three-quarters of any shares that vest are released to participants three years after an award is granted. The remaining quarter is released two years later, providing that the executive has retained the released shares and is still employed by the Company.

The following table sets out the number of shares released to PDMRs on 1 April 2014 under the 2009 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. The shares set out in the third column below were sold on 1 April 2014 at an average price of 1038p per share, leaving the after-tax number of shares set out in the final column below.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Shares/ADRs Retained
John Fallon	36,941	17,363	19,578 ordinary shares
Robin Freestone	31,663	14,882	16,781 ordinary shares
Philip Hoffman	26,385	9,755	16,630 ADRs
Luke Swanson	26,385	12,401	13,984 ordinary shares

Interests of the PDMRs

As a result of the above transactions, the PDMRs are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of PDMR	Number of Shares/ADRs	% of Capital
John Fallon	282,147	0.03445%
Robin Freestone	495,288	0.06047%
Philip Hoffman	105,622	0.01290%
Luke Swanson	235,833	0.02879%

PEARSON plc

Date: 02 April 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary